UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF OCTOBER 2011
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐          Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

NEWS RELEASE	Methanex Corporation 1800 — 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 http://www.methanex.com
For immediate release
METHANEX REPORTS THIRD QUARTER RESULTS — METHANOL DEMAND HEALTHY
OCTOBER 26, 2011
For the third quarter of 2011, Methanex reported Adjusted EBITDA1 of $134.8 million and net income attributable to Methanex shareholders of $62.3 million ($0.67 basic net income per common share and $0.59 per share on a diluted basis2). This compares with Adjusted EBITDA1 of $103.7 million and net income attributable to Methanex shareholders of $40.5 million ($0.44 basic net income per common share and $0.43 per share on a diluted basis2) for the second quarter of 2011.
Bruce Aitken, President and CEO of Methanex commented, “Our new Egypt and Medicine Hat plants operated very well, making a significant contribution to our earnings. In addition, methanol demand and pricing were higher in the third quarter. Entering the fourth quarter, methanol demand continues to be healthy and the longer term outlook is excellent, as there is little new capacity being added to the industry over the next few years to meet expected demand growth.”
Mr. Aitken concluded, “We have a healthy balance sheet with US$261 million of cash on hand and an undrawn credit facility. With the additions of Egypt and Medicine Hat earlier this year, we are in a stronger position to generate cash flows, invest in strategic opportunities to grow the Company, and continue to deliver on our commitment to return excess cash to shareholders.”
A conference call is scheduled for October 27, 2011 at 12:00 noon ET (9:00 am PT) to review these third quarter results. To access the call, dial the Conferencing operator ten minutes prior to the start of the call at (416) 695-6616, or toll free at (800) 396-7098. A playback version of the conference call will be available for three weeks at (905) 694-9451, or toll free at (800) 408-3053. The passcode for the playback version is 1632584. There will be a simultaneous audio-only webcast of the conference call, which can be accessed from our website at www.methanex.com. The webcast will be available on our website for three weeks following the call.
Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX”, on the NASDAQ Global Market in the United States under the trading symbol “MEOH”, and on the foreign securities market of the Santiago Stock Exchange in Chile under the trading symbol “Methanex”. Methanex can be visited online at www.methanex.com.
-more-

FORWARD-LOOKING INFORMATION WARNING
This Third Quarter 2011 press release contains forward-looking statements with respect to us and the chemical industry. Refer to Forward-Looking Information Warning in the attached Third Quarter 2011 Management’s Discussion and Analysis for more information.

[1]
Adjusted EBITDA is a non-IFRS measure which does not have any standardized meaning prescribed by IFRS. Adjusted EBITDA represents the amount that is attributable to Methanex shareholders and is calculated by deducting the amount of Adjusted EBITDA associated with the 40% non-controlling interest in the methanol facility in Egypt. Refer to Additional Information — Supplemental Non-IFRS Measures for a reconciliation to the most comparable IFRS measure.

[2]
For the third quarter of 2011, diluted net income per common share is $0.08 lower than basic net income per common share. The large difference between diluted and basic net income per common share is due to the basis for the calculation of diluted net income per common share differing from the accounting treatment for certain types of share-based compensation. See note 8 of the Company’s condensed consolidated interim financial statements for the calculation of diluted net income per common share.

-end-
For further information, contact:
Jason Chesko
Director, Investor Relations
Tel: 604.661.2600

3

Interim Report
For the
Three Months Ended September 30, 2011

At October 26, 2011 the Company had 93,232,020 common shares issued and outstanding and stock options exercisable for 3,467,134 additional common shares.
Share Information
Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX, on the Nasdaq Global Market under the symbol MEOH and on the foreign securities market of the Santiago Stock Exchange in Chile under the trading symbol Methanex.

Transfer Agents & Registrars
CIBC Mellon Trust Company
320 Bay Street
Toronto, Ontario, Canada M5H 4A6
Toll free in North America: 1-800-387-0825	Investor Information
All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.

Contact Information
Methanex Investor Relations
1800 — 200 Burrard Street
Vancouver, BC Canada V6C 3M1
E-mail: invest@methanex.com
Methanex Toll-Free:
1-800-661-8851
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS
Except where otherwise noted, all currency amounts are stated in United States dollars. This Third Quarter 2011 Management’s Discussion and Analysis (“MD&A”) dated October 26, 2011 for Methanex Corporation (“the Company”) should be read in conjunction with the Company’s condensed consolidated interim financial statements for the periods ended September 30, 2011, June 30, 2011 and March 31, 2011, which are prepared in accordance with International Accounting Standards (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), as well as the 2010 Annual Consolidated Financial Statements and the MD&A included in the Methanex 2010 Annual Report, which were prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The Methanex 2010 Annual Report and additional information relating to Methanex is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For a discussion of the Company’s adoption of International Financial Reporting Standards (IFRS), refer to page 11 of this MD&A.

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ millions, except where noted)	2011	2011	2010[7]	2011	2010[7]

Production (thousands of tonnes) (attributable to Methanex shareholders)	1,035	1,050	895	2,886	2,627

Sales volumes (thousands of tonnes):
Produced methanol (attributable to Methanex shareholders)	983	970	885	2,801	2,709
Purchased methanol	672	664	792	2,171	2,074
Commission sales [1]	235	231	101	638	358

Total sales volumes	1,890	1,865	1,778	5,610	5,141
Methanex average non-discounted posted price ($ per tonne) [2]	445	421	334	434	339
Average realized price ($ per tonne) [3]	377	363	286	369	291
Adjusted EBITDA (attributable to Methanex shareholders) [4]	134.8	103.7	55.9	316.4	199.0
Cash flows from operating activities	119.1	77.6	61.4	321.3	169.8
Adjusted cash flows from operating activities (attributable to Methanex shareholders) [5]	103.6	86.5	64.7	270.4	209.3
Net income attributable to Methanex shareholders	62.3	40.5	28.7	137.5	70.5
Basic net income per common share attributable to Methanex shareholders	0.67	0.44	0.31	1.48	0.76
Diluted net income per common share attributable to Methanex shareholders [6]	0.59	0.43	0.31	1.38	0.75
Common share information (millions of shares):
Weighted average number of common shares	93.2	93.0	92.2	93.0	92.2
Diluted weighted average number of common shares	94.4	94.6	93.3	94.4	93.4
Number of common shares outstanding, end of period	93.2	93.2	92.2	93.2	92.2

[1]	Commission sales represent volumes marketed on a commission basis related to the 36.9% of the Atlas methanol facility and 40% of the Egypt methanol facility that we do not own.

[2]
Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[3]
Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, divided by the total sales volumes of produced and purchased methanol.

[4]
Adjusted EBITDA is a non-IFRS measure which does not have any standardized meaning prescribed by IFRS. Adjusted EBITDA represents the amount that is attributable to Methanex shareholders and is calculated by deducting the amount of Adjusted EBITDA associated with the 40% non-controlling interest in the methanol facility in Egypt. Refer to Additional Information — Supplemental Non-IFRS Measures for a reconciliation to the most comparable IFRS measure.

[5]
Adjusted cash flows from operating activities is a non-IFRS measure which does not have any standardized meaning prescribed by IFRS. Adjusted cash flows from operating activities is calculated by deducting changes in non-cash working capital and the amount of cash flows from operating activities associated with the 40% non-controlling interest in the methanol facility in Egypt. Refer to Additional Information — Supplemental Non-IFRS Measures for a reconciliation to the most comparable IFRS measure.

[6]
For the third quarter of 2011, diluted net income per common share is $0.08 lower than basic net income per common share. The large difference between diluted and basic net income per common share is due to the basis for the calculation of diluted net income per common share differing from the accounting treatment for certain types of share-based compensation. See note 8 of the Company’s condensed consolidated interim financial statements for the calculation of diluted net income per common share.

[7]	These amounts have been restated in accordance with IFRS and have not been previously disclosed.

METHANEX CORPORATION 2011 THIRD QUARTER REPORT	PAGE 1
MANAGEMENT’S DISCUSSION AND ANALYSIS

PRODUCTION SUMMARY

	Q3 2011		Q2 2011	Q3 2010	YTD Q3 2011	YTD Q3 2010
(thousands of tonnes)	Capacity[1]	Production	Production	Production	Production	Production
Chile I, II, III and IV	950	116	142	194	441	727
Atlas (Trinidad) (63.1% interest)	288	170	263	284	696	618
Titan (Trinidad)	225	224	186	217	531	658
New Zealand [2]	213	209	207	200	619	624
Egypt (60% interest)	190	191	178	—	400	—
Medicine Hat	118	125	74	—	199	—

	1,984	1,035	1,050	895	2,886	2,627

[1]
The production capacity of our production facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities.

[2]
The production capacity of New Zealand represents only our 0.85 million tonne per year Motunui facility that we restarted in late 2008. Practical operating capacity will depend partially on the composition of natural gas feedstock and may differ from the stated capacity above. We also have additional potential production capacity that is currently idled in New Zealand (refer to the New Zealand section on page 3 for more information).

Chile
During the third quarter of 2011, we produced 116,000 tonnes in Chile operating one plant at approximately 40% capacity. We continue to operate our methanol facilities in Chile significantly below site capacity. This is primarily due to curtailments of natural gas supply from Argentina — refer to the Management’s Discussion and Analysis included in our 2010 Annual Report for more information.
Lower production at our Chile facilities during the third quarter of 2011 compared with the second quarter of 2011 was due to the need for the state-owned energy company Empresa Nacional del Petroleo (ENAP) to satisfy incremental natural gas demand for residential purposes in southern Chile during the winter season when residential energy demand is at its peak, as well as declines in the deliverability from existing gas fields. Lower methanol production in Chile for the first nine months of 2011 compared with the same period in 2010 is due primarily to lower gas deliveries from ENAP and declines in deliverability from existing gas fields.
Our goal is to progressively increase production at our Chile site with natural gas from suppliers in Chile. We are pursuing investment opportunities with ENAP, GeoPark Chile Limited (GeoPark) and others to help accelerate natural gas exploration and development in southern Chile. We are working with ENAP to develop natural gas in the Dorado Riquelme block. Under the arrangement, we fund a 50% participation in the block and, as at September 30, 2011, we had contributed approximately $105 million. Over the past few years, we have also provided GeoPark with $57 million (of which approximately $40 million had been repaid at September 30, 2011) to support and accelerate GeoPark’s natural gas exploration and development activities. GeoPark has agreed to supply us with all natural gas sourced from the Fell block under a ten-year exclusive supply arrangement that commenced in 2008. During the third quarter of 2011, substantially all production at our Chilean facilities was produced with natural gas supplied from the Fell and Dorado Riquelme blocks.
Other investment activities are also supporting the acceleration of natural gas exploration and development in areas of southern Chile. In late 2007, the government of Chile completed an international bidding round to assign oil and natural gas exploration areas that lie close to our production facilities and announced the participation of several international oil and gas companies. For two of the exploration blocks, we are participating in a consortium with other international oil and gas companies with GeoPark as the operator. We have approximately 15% participation in the consortium and at September 30, 2011, we had contributed $3 million for our share of the exploration costs. In 2010, the Chilean government initiated a new round allocating further exploration acreage to international oil and gas companies. Contracts for these new exploration areas are currently under negotiation.
While significant investments have been made in the last few years for natural gas exploration and development in southern Chile, the timelines for significant increases in gas production are much longer than we had originally anticipated and existing gas fields are experiencing declines. As a result, the short-term outlook for gas supply in Chile continues to be challenging. We are examining the viability of utilizing coal gasification as a feedstock and relocation of capacity to an alternative location.

METHANEX CORPORATION 2011 THIRD QUARTER REPORT	PAGE 2
MANAGEMENT’S DISCUSSION AND ANALYSIS

The future operating rate of our Chile site is primarily dependent on demand for natural gas for residential purposes, which is higher in the southern hemisphere winter, production rates from existing natural gas fields, and the level of natural gas deliveries from future exploration and development activities in southern Chile. We cannot provide assurance regarding the production rates from existing natural gas fields or that we, ENAP, GeoPark or others will be successful in the exploration and development of natural gas or that we will obtain any additional natural gas from suppliers in Chile on commercially acceptable terms. As a result, we cannot provide assurance in the level of natural gas supply or that we will be able to source sufficient natural gas to operate any capacity in Chile or that we will have sufficient future cash flows from Chile to support the carrying value of our Chilean assets and that this will not have an adverse impact on our results of operations and financial condition.
Trinidad
Our equity ownership of methanol facilities in Trinidad represents over 2.0 million tonnes of cost-competitive annual capacity. During the third quarter of 2011 we produced 394,000 tonnes compared with 449,000 tonnes during the second quarter of 2011. Lower production in the third quarter of 2011 compared with the second quarter of 2011 was primarily due to an unplanned outage at our Atlas facility which lasted approximately 21 days. We restarted operations at the Atlas facility in mid-August and have since operated the plant at approximately 70% of capacity. We expect to maintain operating the plant at approximately 70% of capacity until the next major turnaround currently scheduled for early 2012. Although our Titan facility operated at full capacity during the third quarter we did experience some gas curtailments late in the third and into the fourth quarter due to upstream outages. We are engaged with key stakeholders to find a solution to this issue, but in the meantime expect to continue to experience some gas curtailments to our Trinidad site.
New Zealand
Our New Zealand facilities provide cost-competitive capacity and are underpinned by shorter term natural gas supply contracts. During the third quarter of 2011, we produced 209,000 tonnes compared with 207,000 tonnes during the second quarter of 2011. We are currently operating one 850,000 tonne per year plant at our Motunui facility in New Zealand and we have natural gas contracts with a number of gas suppliers that will allow us to continue to operate this plant through 2012. We also have an additional 1.38 million tonnes per year of idled capacity in New Zealand, including a second 850,000 tonne per year Motunui plant and a 530,000 tonne per year plant at our nearby site in Waitara Valley. These facilities provide the potential to increase production in New Zealand depending on the methanol supply and demand dynamics and the availability of economically priced natural gas feedstock. We believe there has been continued improvement in the natural gas supply outlook in New Zealand and we are focused on accessing additional natural gas supply to increase production in New Zealand. We are continuing to pursue opportunities to obtain economically priced natural gas with suppliers in New Zealand to operate a second plant.
Egypt
The 1.26 million tonne per year methanol plant in Egypt commenced commercial operations in mid-March and has continued to operate well since that time. During the third quarter of 2011, the Egypt methanol facility (60% interest) produced 191,000 tonnes compared with 178,000 tonnes during the second quarter of 2011. We have a 60% interest in the facility and have marketing rights for 100% of the production.
Medicine Hat
Our 470,000 tonne per year facility in Medicine hat, Alberta was restarted in late April 2011, and has continued to operate well since that time. During the third quarter of 2011, we produced 125,000 tonnes compared with 74,000 tonnes during the second quarter of 2011. We have a program in place to purchase natural gas on the Alberta gas market and we have contracted sufficient volumes of natural gas to meet over 80% of our natural gas requirements when operating at capacity for the period to March 2013 with the remainder of natural gas purchased on the spot market. We believe that the long term natural gas dynamics in North America will support the long term operation of this facility.

METHANEX CORPORATION 2011 THIRD QUARTER REPORT	PAGE 3
MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL RESULTS
For the third quarter of 2011, we recorded Adjusted EBITDA of $134.8 million and net income attributable to Methanex Corporation shareholders of $62.3 million ($0.67 basic net income per common share and $0.59 per share on a diluted basis). This compares with Adjusted EBITDA of $103.7 million and net income attributable to Methanex Corporation shareholders of $40.5 million ($0.44 basic net income per common share and $0.43 per share on a diluted basis) and Adjusted EBITDA of $55.9 million and net income attributable to Methanex Corporation shareholders of $28.7 million ($0.31 basic and diluted net income per common share) for the second quarter of 2011 and third quarter of 2010, respectively.
For the nine months ended September 30, 2011, we recorded Adjusted EBITDA of $316.4 million and net income attributable to Methanex Corporation shareholders of $137.5 million ($1.48 basic net income per common share and $1.38 per share on a diluted basis). This compares with Adjusted EBITDA of $199.0 million and net income attributable to Methanex Corporation shareholders of $70.5 million ($0.76 basic net income per common share and $0.75 per share on a diluted basis) during the same period in 2010.
For the three and nine month periods ended September 30, 2011, share-based compensation created additional volatility in our earnings due to significant changes in our share price. We grant share-based awards as an element of compensation and, as more fully discussed on page 6, certain of these awards are marked to market each quarter with the changes in fair value recognized in earnings for the proportion of the service that has been rendered at the reporting date. During the third quarter of 2011, our share price experienced a significant decline and this resulted in a share-based compensation recovery. The amount of share-based compensation expense (recovery) included in net income and Adjusted EBITDA is as follows:

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ millions)	2011	2011	2010	2011	2010

Share-based compensation expense (recovery)	$(21)	$2	$9	$(9)	$18

Included in the share-based compensation expense (recovery) is the fair value adjustment related to tandem share appreciation rights (TSARs). TSARs are share-based awards that may be settled in cash or common shares at the holder’s option. TSARs are accounted for as if they are cash-settled and as a result, a fair value adjustment is included in share-based compensation expense (recovery) each quarter. For purposes of calculating diluted net income per common share, the more dilutive of the cash-settled method or equity-settled method is used. For the three and nine month periods ended September 30, 2011, diluted net income per common share is lower than basic net income per common share by $0.08 and $0.10, respectively, primarily due to the impact of TSARs being treated as equity-settled for purposes of calculating diluted net income per common share. See note 8 of the Company’s condensed consolidated interim financial statements for the calculation of diluted net income per common share.
EARNINGS ANALYSIS
Our operations consist of a single operating segment — the production and sale of methanol. In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others and we sell methanol on a commission basis. We analyze the results of all methanol sales together, excluding commission sales volumes. The key drivers of change in our Adjusted EBITDA for methanol sales are average realized price, sales volume and cash costs.
We own 60% of the 1.26 million tonne per year Egypt methanol facility and we account for this investment using consolidation accounting, which results in 100% of the revenues and expenses being included in our financial statements with the other investors’ interest in the methanol facility being presented as “non-controlling interests.” For purposes of reviewing our operations, we analyze Adjusted EBITDA in the discussion below excluding the amounts associated with the other investors’ 40% non-controlling interest.
For a further discussion of the definitions and calculations used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business. Also, refer to the Supplemental Non-IFRS Measures section on page 12 for a reconciliation of Adjusted EBITDA to the most comparable IFRS measure.

METHANEX CORPORATION 2011 THIRD QUARTER REPORT	PAGE 4
MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted EBITDA (attributable to Methanex shareholders)
The changes in Adjusted EBITDA resulted from changes in the following:

	Q3 2011	Q3 2011	YTD Q3 2011
	compared with	compared with	compared with
($ millions)	Q2 2011	Q3 2010	YTD Q3 2010

Average realized price	$22	$151	$388
Sales volume	2	—	12
Total cash costs	7	(72)	(283)

	$31	$79	$117

Average realized price

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ per tonne, except where noted)	2011	2011	2010	2011	2010

Methanex average non-discounted posted price [1]	445	421	334	434	339
Methanex average realized price	377	363	286	369	291
Average discount	15%	14%	14%	15%	14%

[1]
Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

Throughout the third quarter of 2011, methanol demand continued to be healthy despite the increase in concern around the global economy. Industry supply and demand conditions are favorable, and as a result, the pricing environment has been relatively stable (refer to Supply/Demand Fundamentals section on page 9 for more information). Our average non-discounted posted price for the third quarter of 2011 was $445 per tonne compared with $421 per tonne for the second quarter of 2011 and $334 per tonne for the third quarter of 2010. Our average realized price for the third quarter of 2011 was $377 per tonne compared with $363 per tonne for the second quarter of 2011 and $286 per tonne for the third quarter of 2010. The change in our average realized price for the third quarter of 2011 increased Adjusted EBITDA by $22 million compared with the second quarter of 2011 and increased Adjusted EBITDA by $151 million compared with the third quarter of 2010. Our average realized price for the nine months ended September 30, 2011 was $369 per tonne compared with $291 per tonne for the same period in 2010 and this increased Adjusted EBITDA by $388 million.
Sales volume
Total methanol sales volumes excluding commission sales volumes for the third quarter of 2011 were comparable to the second quarter of 2011 and the third quarter of 2010. Total methanol sales volumes excluding commission sales were higher for the nine months ended September 30, 2011 compared with the nine months ended September 30, 2010 by 189,000 tonnes and this increased Adjusted EBITDA by $12 million. We increased our sales volumes in 2011 compared with 2010 primarily as a result of increased supply from the Egypt and Medicine Hat methanol facilities.
Total cash costs
The primary driver of changes in our total cash costs are changes in the cost of methanol we produce at our facilities and changes in the cost of methanol we purchase from others. Most of our production facilities are underpinned by natural gas purchase agreements with pricing terms that include base and variable price components. The variable component is adjusted in relation to changes in methanol prices above pre-determined prices at the time of production. We supplement our production with methanol produced by others through methanol offtake contracts and purchases on the spot market to meet customer needs and support our marketing efforts within the major global markets. We have adopted the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in natural gas costs and purchased methanol costs will depend on changes in methanol pricing and the timing of inventory flows.

METHANEX CORPORATION 2011 THIRD QUARTER REPORT	PAGE 5
MANAGEMENT’S DISCUSSION AND ANALYSIS

The impact on Adjusted EBITDA from changes in our cash costs are explained below:

	Q3 2011	Q3 2011	YTD Q3 2011
	compared with	compared with	compared with
($ millions)	Q2 2011	Q3 2010	YTD Q3 2010

Methanex-produced methanol costs	$(8)	$(37)	$(89)
Proportion of produced methanol sales	—	12	(3)
Purchased methanol costs	(6)	(63)	(177)
Logistics costs	1	(4)	(16)
Other, net	(3)	(10)	(25)

Change in Adjusted EBITDA before changes in share-based compensation	$(16)	$(102)	$(310)

Share-based compensation	23	30	27

Change in Adjusted EBITDA	$7	$(72)	$(283)

Methanex-produced methanol costs
We purchase natural gas for the Chile, Trinidad, Egypt and New Zealand methanol facilities under natural gas purchase agreements where the terms include a base price and a variable price component linked to the price of methanol. For all periods presented, changes in natural gas costs associated with produced methanol were primarily due to the impact of changes in methanol prices and the timing of inventory flows.
Proportion of produced methanol sales
The cost of purchased methanol is generally higher than the cost of produced methanol. Accordingly, an increase in the proportion of produced methanol sales results in a decrease in our overall cost structure for a given period. For the third quarter of 2011 compared with the second quarter of 2011, the impact of higher sales volumes from our Egypt and Medicine Hat facilities was offset by lower sales of methanol produced at our Atlas and Chile facilities. For the third quarter of 2011 compared with the third quarter of 2010, higher sales of produced methanol, primarily due to the impact of sales volumes from the Egypt and Medicine Hat facilities, increased EBITDA by $12 million.
For the nine month period ended September 30, 2011 compared with nine month period ended September 30, 2010, the impact of higher sales volumes from our Egypt and Medicine Hat facilities was offset by lower sales of methanol produced at our Chile and Titan facilities.
Purchased methanol costs
Purchased methanol costs were higher for all periods presented primarily as a result of higher methanol pricing.
Logistics costs
For the third quarter of 2011 compared with the second quarter of 2011, logistics costs were similar. For the three and nine month periods ended September 30, 2011 compared with same periods in 2010, logistics costs were higher by $4 million and $16 million, respectively, due primarily to higher bunker fuel costs.
Other, net
For the third quarter of 2011 and the nine month period ended September 30, 2011 compared with the comparable periods in 2010, other costs were higher primarily as a portion of fixed manufacturing costs were charged directly to earnings rather than to inventory due to lower production at our facilities in Chile and Trinidad as well as the impact of a weaker US dollar on the cost structure of our operations.
Share-based compensation
We grant share-based awards as an element of compensation. Share-based awards granted include stock options, share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units.

METHANEX CORPORATION 2011 THIRD QUARTER REPORT	PAGE 6
MANAGEMENT’S DISCUSSION AND ANALYSIS

For stock options, the cost is measured based on an estimate of the fair value at the date of grant using the Black-Scholes option pricing model and this grant-date fair value is recognized as compensation expense over the related service period with no subsequent re-measurement in fair value. Accordingly, share-based compensation expense associated with stock options will not vary significantly from period to period. Commencing in 2010, we granted share appreciation rights (SARs) and tandem share appreciation rights (TSARs) to replace grants of stock options with the objective to reduce dilution to shareholders. SARs and TSARs are units that grant the holder the right to receive a cash payment upon exercise for the difference between the market price of the Company’s common shares and the exercise price, which is determined at the date of grant. SARs and TSARs are measured based on estimated fair value each quarter, which is determined using the Black-Scholes option pricing model.
Deferred, restricted and performance share units are grants of notional common shares that are redeemable for cash upon vesting based on the market value of the Company’s common shares and are non-dilutive to shareholders. Performance share units have an additional feature where the ultimate number of units that vest will be determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. The number of units that will ultimately vest will be in the range of 50% to 120% of the original grant. For deferred, restricted and performance share units, the fair value is initially measured at the grant date and subsequently re-measured each quarter based on the market value of the Company’s common shares.
For all the share-based awards with the exception of stock options, the initial value and any subsequent change in fair value is recognized in earnings over the related service period for the proportion of the service that has been rendered at each reporting date. Accordingly, share-based compensation associated with these share-based awards may vary significantly from period to period as a result of changes in the share price.
As a result of the decrease in our share price during the third quarter of 2011, we recorded a share-based compensation recovery of $21 million. This compares with share-based compensation expense of $2 million for the second quarter of 2011 and $9 million for the third quarter of 2010. For the nine month period ending September 30, 2011, we recorded a share-based compensation recovery of $9 million compared with a share-based compensation expense of $18 million for the same period in 2010.
Depreciation and Amortization
Depreciation and amortization was $44 million for the third quarter of 2011 compared with $40 million for the second quarter of 2011 and $35 million for the third quarter of 2010. The increase in depreciation and amortization for both periods is primarily a result of the commencement of depreciation associated with the methanol facilities in Egypt (100% basis) and Medicine Hat and higher unabsorbed depreciation attributable to an unplanned outage at our Atlas facility which lasted approximately 21 days.
Depreciation and amortization was $113 million for the nine month period ended September 30, 2011 compared with $106 million in the same period in 2010 primarily due to the commencement of depreciation associated with the methanol facilities in Egypt (100% basis) and Medicine Hat.
Finance Costs

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ millions)	2011	2011	2010	2011	2010

Finance costs before capitalized interest	$17	$17	$18	$51	$51
Less capitalized interest	—	—	(10)	(7)	(28)

Finance costs	$17	$17	$8	$44	$23

Capitalized interest relates to interest costs capitalized during the construction of the 1.26 million tonne per year methanol facility in Egypt (100% basis). The Egypt methanol facility commenced production in mid-March 2011 and accordingly, we ceased capitalization of interest costs from this date.

METHANEX CORPORATION 2011 THIRD QUARTER REPORT	PAGE 7
MANAGEMENT’S DISCUSSION AND ANALYSIS

Finance Income and Other Expenses

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ millions)	2011	2011	2010	2011	2010

Finance income and other expenses	$(2)	$1	$(1)	$5	$—

Finance income and other expenses for the third quarter of 2011 was $2 million expense compared with $1 million income for the second quarter of 2011 and a $1 million expense for the third quarter of 2010. Finance income and other expenses for the nine month period ended September 30, 2011 was $5 million income compared with nil for the nine month period ended September 30, 2010. The change in finance income and other expenses for all periods presented was primarily due to the impact of changes in foreign exchange rates.
Income Taxes
The effective tax rate for the third quarter of 2011 was approximately 20% compared with approximately 25% for the second quarter of 2011. We earn the majority of our pre-tax earnings in Trinidad, Egypt, Chile, Canada and New Zealand. In Trinidad and Chile, the statutory tax rate is 35% and in Egypt, the statutory tax rate is 25%. Our Atlas facility in Trinidad has partial relief from corporation income tax until 2014. During the third quarter of 2011, we earned a higher proportion of our consolidated income from methanol produced in Canada and New Zealand, where we have unrecognized loss carryforwards, and this contributed to a lower effective tax rate compared with the second quarter of 2011.
In Chile the tax rate consists of a first tier tax that is payable when income is earned and a second tier tax that is due when earnings are distributed from Chile. The second tier tax is initially recorded as future income tax expense and is subsequently reclassified to current income tax expense when earnings are distributed.

METHANEX CORPORATION 2011 THIRD QUARTER REPORT	PAGE 8
MANAGEMENT’S DISCUSSION AND ANALYSIS

SUPPLY/DEMAND FUNDAMENTALS
We estimate that methanol demand is growing at a rate of approximately 6% in 2011 and is currently approximately 49 million tonnes on an annualized basis. Increases in demand have been driven by both traditional and energy derivatives in Asia (particularly in China). Entering the fourth quarter of 2011, despite recent elevated concerns around the global economic outlook, we have not seen any significant impact on global methanol demand.
Traditional derivatives account for about two-thirds of global methanol demand and are correlated to industrial production.

Methanex Non-Discounted Regional Posted Prices[1]
	Oct	Sep	Aug	Jul
(US$ per tonne)	2011	2011	2011	2011
United States	459	459	459	426
Europe[2]	439	404	426	418
Asia	470	470	470	420

[1]	Discounts from our posted prices are offered to customers based on various factors.

[2]	€320 for Q4 2011 (Q3 2011 — €295) converted to United States dollars.
Energy derivatives account for about one third of global methanol demand and over the last few years high energy prices have driven strong demand growth for methanol into energy applications such as gasoline blending and DME, primarily in China. Methanol blending into gasoline in China has been particularly strong and we believe that future growth in this application is supported by recent regulatory changes in that country. Many provinces in China have implemented fuel blending standards, and an M85 (or 85% methanol) national standard took effect December 1, 2009. We believe demand potential into energy derivatives will be stronger in a high energy price environment.
During the third quarter of 2011, as a result of steady demand and planned and unplanned industry outages, market conditions were favorable and pricing was stable. Our average non-discounted price for October 2011 is approximately $458 per tonne and we recently announced our North America non-discounted price for November at $459 per tonne, which is unchanged from October.
Over the next few years, there is little new capacity expected to come on-stream outside China. There is a 0.85 million tonne plant expected to restart in Beaumont, Texas in 2012 and a 0.7 million tonne plant expected to start up in Azerbaijan in 2014. We expect that production from new capacity in China will be consumed in that country and that higher cost production capacity in China will need to operate in order to satisfy demand growth.
LIQUIDITY AND CAPITAL RESOURCES
Consolidated cash flows from operating activities in the third quarter of 2011 were $119.1 million compared with $77.6 million for the second quarter of 2011 and $61.4 million for the third quarter of 2010. The change in consolidated cash flows from operating activities in the third quarter of 2011 compared with the second quarter of 2011 and the third quarter of 2010 is primarily a result of changes in Adjusted EBITDA, excluding share based compensation expense (recovery), and changes in non-cash working capital.
Adjusted cash flows from operating activities, which excludes the amounts associated with the 40% non-controlling interests in the methanol facility in Egypt and changes in non-cash working capital, were $103.6 million in the third quarter of 2011 compared with $86.5 million for the second quarter of 2011 and $64.7 million for the third quarter of 2010. The change in Adjusted cash flows from operating activities in the third quarter of 2011 compared with the second quarter of 2011 and the third quarter of 2010 is primarily a result of changes in Adjusted EBITDA, excluding share based compensation expense (recovery). Refer to the Supplemental Non-IFRS Measures section on page 12 for a reconciliation of Adjusted cash flows from operating activities to the most comparable IFRS measure.
During the third quarter of 2011, we paid a quarterly dividend of $0.17 per share, or $16 million.

METHANEX CORPORATION 2011 THIRD QUARTER REPORT	PAGE 9
MANAGEMENT’S DISCUSSION AND ANALYSIS

The Egypt limited recourse debt facilities required that certain conditions associated with plant construction and commissioning be met by September 30, 2011 (“project completion”). Project completion was achieved during the third quarter of 2011. In connection with achieving project completion, we agreed to a covenant to complete by March 31, 2012 certain land title registrations and related mortgages which require action by Egyptian government entities. We do not believe that the finalization of these items is material and will seek a waiver from the lenders if not completed by March 31, 2012. We cannot assure you that the land title registrations and related mortgages will be finalized by March 31, 2012 or that we would be able to obtain a waiver from the lenders.
During the third quarter of 2011, a debt principal payment of $16.1 million was paid on the Egypt credit facility and $29 million (Methanex share $17 million) was contributed to fund the related debt service reserve account.
At September 30, 2011, management believes the Company was in compliance with all of the covenants and default provisions related to its long-term debt obligations.
We have agreements in place to participate in or support natural gas exploration and development in southern Chile and during the third quarter of 2011, we spent $4 million to support these initiatives.
We operate in a highly competitive commodity industry and believe it is appropriate to maintain a conservative balance sheet and to maintain financial flexibility. Our cash balance at September 30, 2011 was $261 million. We have a strong balance sheet and an undrawn $200 million credit facility provided by highly rated financial institutions that was extended early in the third quarter of 2011 to mid-2015. We intend to refinance the $200 million notes due August 2012. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity. Our planned capital maintenance expenditure program directed towards major maintenance, turnarounds and catalyst changes for existing operations, is currently estimated to total approximately $70 million for the period to the end of 2012.
We believe we are well positioned to meet our financial commitments and continue to invest to grow the Company.
SHORT-TERM OUTLOOK
As we enter the fourth quarter, despite recent elevated concerns around the global economic outlook, we have not seen any significant impact on global methanol demand.
We increased our production in 2011 with the new 1.26 million tonne per year methanol facility in Egypt and our 470,000 tonne per year plant in Medicine Hat, Alberta. These facilities are operating well and have increased our earnings capability. This will be partially offset in the short-term by the impact of our Atlas facility producing at reduced rates until the next scheduled turnaround currently planned for early 2012.
The methanol price will ultimately depend on the strength of the global economy, industry operating rates, global energy prices, new supply additions, the rate of industry restructuring and the strength of global demand. We believe that our financial position and financial flexibility, outstanding global supply network and competitive-cost position will provide a sound basis for Methanex to continue to be the leader in the methanol industry and to invest to grow the Company.

METHANEX CORPORATION 2011 THIRD QUARTER REPORT	PAGE 10
MANAGEMENT’S DISCUSSION AND ANALYSIS

CONTROLS AND PROCEDURES
For the three months ended September 30, 2011, no changes were made in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
Transition from Canadian generally accepted accounting principles (Canadian GAAP) to IFRS
The first quarter of 2011 ended March 31, 2011 with comparative financial results for 2010 was our first interim period reported under IFRS. All comparative figures in this third quarter interim report have been restated to be in accordance with IFRS, unless specifically noted otherwise.
Our financial statements were prepared in accordance with Canadian GAAP until December 31, 2010. While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in recognition, measurement and disclosures. In our MD&A in the 2010 Annual Report, we disclosed the significant impacts on transition to IFRS. The disclosure in our MD&A in the 2010 Annual Report is consistent with the impacts disclosed in the condensed consolidated interim financial statements. For a description of the significant accounting policies the Company has adopted under IFRS, including the estimates and judgments we consider most significant in applying those accounting policies, please refer to note 2 of the condensed consolidated interim financial statements included in the interim report for the three months ended March 31, 2011.
The adoption of IFRS resulted in some changes to the consolidated balance sheets and income statements of the Company previously reported under Canadian GAAP. To help users of the financial statements better understand the impact of the adoption of IFRS on the Company, we have provided reconciliations from Canadian GAAP to IFRS for total assets, liabilities, and equity, as well as net income and comprehensive income for the comparative reporting periods. Please refer to note 12 of the condensed consolidated interim financial statements for the reconciliations between IFRS and Canadian GAAP for the period ended September 30, 2010 and refer to note 18 of the condensed consolidated interim financial statements for the period ended March 31, 2011 for the reconciliations between IFRS and Canadian GAAP at the date of transition, January 1, 2010 and for the year ended December 31, 2010.
IFRS 1 First-time Adoption of International Financial Reporting Standards
Adoption of IFRS requires the application of IFRS 1, First-time Adoption of International Financial Reporting Standards, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 gives entities adopting IFRS for the first time a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. In our MD&A in the 2010 Annual Report, we disclosed the optional exemptions available under IFRS 1 that we elected on transition to IFRS. The elections as previously disclosed are consistent with the elections as disclosed in the condensed consolidated interim financial statements. Please refer to note 12 of the condensed consolidated interim financial statements for a detailed description of the IFRS 1 exemptions we elected to apply.
IFRS Conversion
Our plan to convert our consolidated financial statements to IFRS at the change over date of January 1, 2011 with comparative financial results included a formal project governance structure that included the Audit, Finance and Risk Committee, senior management, and an IFRS steering committee to monitor progress and review and approve recommendations. The IFRS transition plan progressed according to schedule and was comprehensive and addressed topics such as the impact of IFRS on accounting policies and implementation decisions, infrastructure, business activities, compensation matters and control activities.

METHANEX CORPORATION 2011 THIRD QUARTER REPORT	PAGE 11
MANAGEMENT’S DISCUSSION AND ANALYSIS

Anticipated changes to IFRS
Consolidation and Joint Arrangement Accounting
In May 2011, the IASB issued new accounting standards related to consolidation and joint arrangement accounting. The IASB has revised the definition of “control,” which is a criterion for consolidation accounting. In addition, changes to IFRS in the accounting for joint arrangements were issued which, under certain circumstances, removed the option for proportionate accounting so that the equity method of accounting for such interests would need to be applied. The impact of applying consolidation accounting or equity accounting does not result in any change to net earnings or shareholders’ equity, but would result in a significant presentation impact. We are currently assessing the impact of these standards on our financial statements. The effective date for these standards is for periods commencing on or after January 1, 2013, with earlier adoption permitted.
Leases
As part of their global conversion project, the International Accounting Standards Board (IASB) and the U.S. Financial Accounting Standards Board (“FASB”) issued a joint Exposure Draft proposing that lessees would be required to recognize all leases on the statement of financial position. We have a fleet of ocean-going vessels under time charter agreements with terms of up to 15 years, which are currently accounted for as operating leases. The proposed rules would require these time charter agreements to be recorded on the Consolidated Statements of Financial Position, resulting in a material increase to total assets and liabilities. The IASB and FASB currently expect to issue a final standard in 2012.
ADDITIONAL INFORMATION — SUPPLEMENTAL NON-IFRS MEASURES
In addition to providing measures prepared in accordance with International Financial Reporting Standards (IFRS), we present certain supplemental non-IFRS measures. These are Adjusted EBITDA and Adjusted cash flows from operating activities. These measures do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-IFRS measures are provided to assist readers in determining our ability to generate cash from operations. We believe these measures are useful in assessing operating performance and liquidity of the Company’s ongoing business on an overall basis. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies.
These measures should be considered in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with IFRS.
Adjusted EBITDA (attributable to Methanex shareholders)
Adjusted EBITDA differs from the most comparable IFRS measure, cash flows from operating activities, because it does not include changes in non-cash working capital, other cash payments related to operating activities, other non-cash items, taxes paid, finance income and other expenses, and Adjusted EBITDA associated with the 40% non-controlling interest in the methanol facility in Egypt and because cash flows from operating activities does not include share-based compensation expense.
The following table shows a reconciliation of cash flows from operating activities to Adjusted EBITDA:

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ thousands)	2011	2011	2010	2011	2010

Cash flows from operating activities	$119,119	$77,634	$61,360	$321,273	$169,826
Add (deduct):
Net (income) loss attributable to non-controlling interests	(12,281)	(6,220)	401	(17,425)	1,791
Changes in non-cash working capital	5,722	22,227	3,510	(16,537)	39,146
Other cash payments, including share-based compensation	1,823	1,662	1,763	8,819	5,885
Share-based compensation recovery (expense)	20,489	(1,660)	(8,828)	8,749	(17,927)
Other non-cash items	2,372	(1,392)	(5,969)	949	(7,277)
Income taxes paid	4,992	20,735	2,720	32,396	8,931
Finance income and other expenses	1,585	(1,284)	1,472	(4,558)	133
Non-controlling interests adjustment [1]	(9,046)	(8,038)	(576)	(17,295)	(1,469)

Adjusted EBITDA (attributable to Methanex shareholders)	$134,775	$103,664	$55,853	$316,371	$199,039

[1]	This adjustment represents finance costs, income tax expense, and depreciation and amortization associated with the 40% non-controlling interest in the methanol facility in Egypt.

METHANEX CORPORATION 2011 THIRD QUARTER REPORT	PAGE 12
MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted Cash Flows from Operating Activities (attributable to Methanex shareholders)
Adjusted cash flows from operating activities differs from the most comparable IFRS measure, cash flows from operating activities, because it does not include changes in non-cash working capital and cash flows associated with the 40% non-controlling interest in the methanol facility in Egypt.
The following table shows a reconciliation of cash flows from operating activities to Adjusted cash flows from operating activities:

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ thousands)	2011	2011	2010	2011	2010

Cash flows from operating activities	$119,119	$77,634	$61,360	$321,273	$169,826
Add (deduct) non-controlling interest adjustment:
Net (income) loss	(12,281)	(6,220)	401	(17,425)	1,791
Non-cash items	(8,992)	(7,180)	(571)	(16,886)	(1,456)
Changes in non-cash working capital	5,722	22,227	3,510	(16,537)	39,146

Adjusted cash flows from operating activities (attributable to Methanex shareholders)	$103,568	$86,461	$64,700	$270,425	$209,307

QUARTERLY FINANCIAL DATA (UNAUDITED)
A summary of selected financial information for the prior eight quarters is as follows:

	Three Months Ended
	Sep 30	Jun 30	Mar 31	Dec 31
($ thousands, except per share amounts)	2011	2011	2011	2010[1]

Revenue	$669,702	$622,829	$619,007	$570,337
Net income[2]	62,316	40,529	34,610	27,009
Net income before unusual item[2]	62,316	40,529	34,610	27,009
Basic net income per common share[2]	0.67	0.44	0.37	0.29
Basic net income per common share before unusual item[2]	0.67	0.44	0.37	0.29
Diluted net income per common share[2]	0.59	0.43	0.37	0.29
Diluted net income per common share before unusual item[2]	0.59	0.43	0.37	0.29

	Three Months Ended
	Sep 30	Jun 30	Mar 31	Dec 31
($ thousands, except per share amounts)	2010[1]	2010[1]	2010[1]	2009[3]

Revenue	$480,997	$448,543	$466,706	$381,729
Net income [2]	28,662	14,804	27,045	25,718
Net income before unusual item[2]	6,439	14,804	27,045	25,718
Basic net income per common share[2]	0.31	0.16	0.29	0.28
Basic net income per common share before unusual item[2]	0.07	0.16	0.29	0.28
Diluted net income per common share[2]	0.31	0.15	0.29	0.28
Diluted net income per common share before unusual item[2]	0.07	0.15	0.29	0.28

[1]	These amounts have been restated in accordance with IFRS.

[2]	Attributable to Methanex Corporation shareholders.

[3]	These figures are reported in accordance with Canadian GAAP, and have not been restated in accordance with IFRS, as the Company’s date of transition from Canadian GAAP to IFRS was January 1, 2010.

METHANEX CORPORATION 2011 THIRD QUARTER REPORT	PAGE 13
MANAGEMENT’S DISCUSSION AND ANALYSIS

FORWARD-LOOKING INFORMATION WARNING
This Third Quarter 2011 Management’s Discussion and Analysis (“MD&A”) as well as comments made during the Third Quarter 2011 investor conference call contain forward-looking statements with respect to us and our industry. Statements that include the words “believes,” “expects,” “may,” “will,” “should,” “intends,” “plans,” “estimates,” “anticipates,” or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.
More particularly and without limitation, any statements regarding the following are forward-looking statements:
•	expected demand for methanol and its derivatives,
•	expected new methanol supply and timing for start-up of the same,
•	expected shut downs (either temporary or permanent) or re-starts of existing methanol supply (including our own facilities), including, without limitation, timing of planned maintenance outages,
•	expected methanol and energy prices,
•
expected levels and timing of natural gas supply to each of our plants, including without limitation, levels of natural gas supply from investments in natural gas exploration and development in Chile and New Zealand and availability of economically priced natural gas in Chile, New Zealand and Canada,

•	capital committed by third parties towards future natural gas exploration in Chile and New Zealand,
•	expected capital expenditures, including without limitation, those to support natural gas exploration and development in Chile and New Zealand and the restart of our idled methanol facilities,
•	anticipated production rates of our plants, including without limitation, our Chilean facilities, the new methanol plant in Egypt and the restarted Medicine Hat facility,
•	expected operating costs, including natural gas feedstock costs and logistics costs,
•	expected tax rates or resolutions to tax disputes,
•	expected cash flows and earnings capability,
•
ability to meet covenants or obtain waivers associated with our long-term debt obligations, including without limitation, the Egypt limited recourse debt facilities which have conditions associated with finalization of certain land title registration and related mortgages which require actions by Egyptian governmental entities,

•	availability of committed credit facilities and other financing,
•	shareholder distribution strategy and anticipated distributions to shareholders,
•	commercial viability of, or ability to execute, future projects, capacity expansions, plant relocations, or other business initiatives or opportunities,
•	financial strength and ability to meet future financial commitments,
•	expected global or regional economic activity (including industrial production levels),
•	expected actions of governments, gas suppliers, courts, tribunals or other third parties, and
•	expected impact on our results of operations in Egypt and our financial condition as a consequence of actions taken by the Government of Egypt and its agencies.
We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:
•	supply of, demand for, and price of, methanol, methanol derivatives, natural gas, oil and oil derivatives,
•	success of natural gas exploration in Chile and New Zealand and our ability to procure economically priced natural gas in Chile, New Zealand and Canada,
•	production rates of our facilities, including without limitation, our Chilean facilities, the new methanol plant in Egypt and the restarted Medicine Hat facility,
•
receipt or issuance of third party consents or approvals, including without limitation, governmental registrations of land title and related mortgages in Egypt, governmental approvals related to natural gas exploration rights, rights to purchase natural gas or the establishment of new fuel standards,

•	operating costs including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,
•	availability of committed credit facilities and other financing,
•	global and regional economic activity (including industrial production levels),

METHANEX CORPORATION 2011 THIRD QUARTER REPORT	PAGE 14
MANAGEMENT’S DISCUSSION AND ANALYSIS

•	absence of a material negative impact from major natural disasters,
•	absence of a material negative impact from changes in laws or regulations,
•	absence of material negative impact from political instability in the countries in which we operate, and
•	enforcement of contractual arrangements and ability to perform contractual obligations by customers, suppliers and other third parties.
However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including without limitation:
•	conditions in the methanol and other industries, including fluctuations in supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,
•	the price of natural gas, oil and oil derivatives,
•
the success of natural gas exploration and development activities in southern Chile and New Zealand and our ability to obtain any additional gas in Chile, New Zealand, and Canada on commercially acceptable terms,

•	the ability to successfully carry out corporate initiatives and strategies,
•	actions of competitors, suppliers, and financial institutions,
•	actions of governments and governmental authorities, including without limitation, implementation of policies or other measures that could impact the supply or demand for methanol or its derivatives,
•	changes in laws or regulations,
•
import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties, and other actions by governments that may adversely affect our operations or existing contractual arrangements,

•	world-wide economic conditions, and
•	other risks described in our 2010 Management’s Discussion and Analysis and this Third Quarter 2011 Management’s Discussion and Analysis.
·
Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

METHANEX CORPORATION 2011 THIRD QUARTER REPORT	PAGE 15
MANAGEMENT’S DISCUSSION AND ANALYSIS

HOW WE ANALYZE OUR BUSINESS
Our operations consist of a single operating segment — the production and sale of methanol. We review our results of operations by analyzing changes in the components of our adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA) (refer to the Supplemental Non-IFRS Measures section on page 12 for a reconciliation to the most comparable IFRS measure), depreciation and amortization, finance costs, finance income and other expenses, and income taxes.
In addition to the methanol that we produce at our facilities (“Methanex-produced methanol”), we also purchase and re-sell methanol produced by others (“purchased methanol”) and we sell methanol on a commission basis. We analyze the results of all methanol sales together, excluding commission sales volumes. The key drivers of change in our Adjusted EBITDA are average realized price, cash costs and sales volume which are defined and calculated as follows:

PRICE
The change in our Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume excluding commission sales volume plus the difference from period to period in commission income.

CASH COST
The change in our Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume excluding commission sales volume. The cash costs per tonne is the weighted average of the cash cost per tonne of Methanex-produced methanol and the cash cost per tonne of purchased methanol. The cash cost per tonne of Methanex-produced methanol includes absorbed fixed cash costs per tonne and variable cash costs per tonne. The cash cost per tonne of purchased methanol consists principally of the cost of methanol itself. In addition, the change in our Adjusted EBITDA as a result of changes in cash costs includes the changes from period to period in unabsorbed fixed production costs, consolidated selling, general and administrative expenses and fixed storage and handling costs.

VOLUME
The change in our Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period to period in total methanol sales volume excluding commission sales volumes multiplied by the margin per tonne for the prior period. The margin per tonne for the prior period is the weighted average margin per tonne of Methanex-produced methanol and margin per tonne of purchased methanol. The margin per tonne for Methanex-produced methanol is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne. The margin per tonne for purchased methanol is calculated as the selling price per tonne of methanol less the cost of purchased methanol per tonne.

We own 63.1% of the Atlas methanol facility and market the remaining 36.9% through a commission offtake agreement. We account for this investment using proportionate consolidation which results in 63.1% of the revenues and expenses being included in our financial statements with the remaining 36.9% portion included as commission income.
We own 60% of the 1.26 million tonne per year Egypt methanol facility and market the remaining 40% through a commission offtake agreement. We account for this investment using consolidation accounting, which results in 100% of the revenues and expenses being included in our financial statements with the other investors’ interest in the methanol facility being presented as “non-controlling interests”. For purposes of analyzing our results, we analyze Adjusted EBITDA and Adjusted cash flows from operating activities excluding the amounts associated with the other investors’ 40% non-controlling interest and include these results in commission income on a consistent basis with how we present the Atlas facility.

METHANEX CORPORATION 2011 THIRD QUARTER REPORT	PAGE 16
MANAGEMENT’S DISCUSSION AND ANALYSIS

Methanex Corporation
Consolidated Statements of Income (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2011	2010	2011	2010

Revenue	$669,702	$480,997	$1,911,538	$1,396,246
Cost of sales and operating expenses (note 6)	(513,600)	(424,969)	(1,560,447)	(1,197,529)
Depreciation and amortization (note 6)	(43,696)	(34,991)	(113,109)	(105,520)
Gain on sale of Kitimat assets	—	22,223	—	22,223

Operating income	112,406	43,260	237,982	115,420
Finance costs (note 7)	(17,386)	(7,636)	(43,929)	(23,252)
Finance income and other expenses	(1,585)	(1,472)	4,558	(133)

Profit before income tax expense	93,435	34,152	198,611	92,035
Income tax expense:
Current	(10,802)	(6,741)	(27,344)	(19,149)
Deferred	(8,036)	850	(16,387)	(4,166)

	(18,838)	(5,891)	(43,731)	(23,315)

Net income	$74,597	$28,261	$154,880	$68,720

Attributable to:
Methanex Corporation shareholders	62,316	28,662	137,455	70,511
Non-controlling interests	12,281	(401)	17,425	(1,791)

	$74,597	$28,261	$154,880	$68,720

Income for the period attributable to Methanex Corporation shareholders
Basic net income per common share (note 8)	$0.67	$0.31	$1.48	$0.76
Diluted net income per common share (note 8)	$0.59	$0.31	$1.38	$0.75
Basic net income per common share before unusual item (note 8)	$0.67	$0.07	$1.48	$0.52
Diluted net income per common share before unusual item (note 8)	$0.59	$0.07	$1.38	$0.51

Weighted average number of common shares outstanding	93,202,401	92,209,089	92,954,844	92,174,766
Diluted weighted average number of common shares outstanding	94,441,681	93,339,322	94,404,262	93,371,364
See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2011 THIRD QUARTER REPORT	PAGE 17
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Comprehensive Income (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2011	2010	2011	2010

Net income	$74,597	$28,261	$154,880	$68,720
Other comprehensive income (loss):
Change in fair value of forward exchange contracts, net of tax	634	—	(35)	—
Change in fair value of interest rate swap contracts, net of tax	4,103	(11,169)	(3,607)	(29,939)
Interest rate swap cash settlement reclassified to interest expense	7,951	—	8,821	—
Interest rate swap cash settlement reclassified to property, plant and equipment	—	8,177	7,279	15,682

	12,688	(2,992)	12,458	(14,257)

Comprehensive income	$87,285	$25,269	$167,338	$54,463

Attributable to:
Methanex Corporation shareholders	70,183	26,866	144,916	61,955
Non-controlling interests	17,102	(1,597)	22,422	(7,492)

	$87,285	$25,269	$167,338	$54,463

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2011 THIRD QUARTER REPORT	PAGE 18
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Financial Position (unaudited)
(thousands of U.S. dollars)

	Sep 30	Dec 31
	2011	2010

ASSETS
Current assets:
Cash and cash equivalents	$260,975	$193,794
Trade and other receivables	336,654	320,027
Inventories	245,129	229,657
Prepaid expenses	31,006	26,877

	873,764	770,355

Non-current assets:
Property, plant and equipment (note 3)	2,224,328	2,258,576
Other assets	146,762	113,263

	2,371,090	2,371,839

	$3,244,854	$3,142,194

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$282,029	$259,039
Current maturities on long-term debt (note 5)	251,106	49,965
Current maturities on finance leases	6,561	11,570
Current maturities on other long-term liabilities	12,075	9,677

	551,771	330,251

Non-current liabilities:
Long-term debt (note 5)	659,489	896,976
Finance leases	57,706	67,842
Other long-term liabilities	118,968	140,570
Deferred income tax liabilities	301,485	295,431

	1,137,648	1,400,819

Equity:
Capital stock	454,934	440,092
Contributed surplus	22,231	25,393
Retained earnings	906,718	815,320
Accumulated other comprehensive loss	(18,632)	(26,093)

Shareholders’ equity	1,365,251	1,254,712
Non-controlling interests	190,184	156,412

Total equity	1,555,435	1,411,124

	$3,244,854	$3,142,194

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2011 THIRD QUARTER REPORT	PAGE 19
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Changes in Equity (unaudited)
(thousands of U.S. dollars, except number of common shares)

					Accumulated
	Number of				Other		Non-
	Common	Capital	Contributed	Retained	Comprehensive	Shareholders’	Controlling	Total
	Shares	Stock	Surplus	Earnings	Loss	Equity	Interests	Equity

Balance, January 1, 2010	92,108,242	$427,792	$26,981	$776,139	$(19,910)	$1,211,002	$137,272	$1,348,274
Net income (loss)	—	—	—	70,511	—	70,511	(1,791)	68,720
Other comprehensive (loss)	—	—	—	—	(8,556)	(8,556)	(5,701)	(14,257)
Compensation expense recorded for stock options	—	—	1,176	—	—	1,176	—	1,176
Issue of shares on exercise of stock options	124,975	1,400	—	—	—	1,400	—	1,400
Reclassification of grant date fair value on exercise of stock options	—	522	(522)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(42,869)	—	(42,869)	—	(42,869)
Dividend payments to non-controlling interests	—	—	—	—	—	—	(750)	(750)
Capital contributions by non-controlling interests	—	—	—	—	—	—	18,400	18,400

Balance, September 30, 2010	92,233,217	429,714	27,635	803,781	(28,466)	1,232,664	147,430	1,380,094
Net income (loss)	—	—	—	27,009	—	27,009	(199)	26,810
Other comprehensive income (loss)	—	—	—	(1,139)	2,373	1,234	1,581	2,815
Compensation expense recorded for stock options	—	—	299	—	—	299	—	299
Issue of shares on exercise of stock options	398,805	7,837	—	—	—	7,837	—	7,837
Reclassification of grant date fair value on exercise of stock options	—	2,541	(2,541)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(14,331)	—	(14,331)	—	(14,331)
Capital contributions non-controlling interests	—	—	—	—	—	—	7,600	7,600

Balance, December 31, 2010	92,632,022	440,092	25,393	815,320	(26,093)	1,254,712	156,412	1,411,124
Net income	—	—	—	137,455	—	137,455	17,425	154,880
Other comprehensive income	—	—	—	—	7,461	7,461	4,997	12,458
Compensation expense recorded for stock options	—	—	657	—	—	657	—	657
Issue of shares on exercise of stock options	585,798	11,023	—	—	—	11,023	—	11,023
Reclassification of grant date fair value on exercise of stock options	—	3,819	(3,819)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(46,057)	—	(46,057)	—	(46,057)
Dividends paid and payable to non-controlling interests	—	—	—	—	—	—	(7,850)	(7,850)
Capital contributions non-controlling interests	—	—	—	—	—	—	19,200	19,200

Balance, September 30, 2011	93,217,820	$454,934	$22,231	$906,718	$(18,632)	$1,365,251	$190,184	$1,555,435

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2011 THIRD QUARTER REPORT	PAGE 20
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Cash Flows (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2011	2010	2011	2010

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$74,597	$28,261	$154,880	$68,720
Add (deduct) non-cash items:
Depreciation and amortization	43,696	34,991	113,109	105,520
Gain on sale of Kitimat assets	—	(22,223)	—	(22,223)
Income tax expense	18,838	5,891	43,731	23,315
Share based compensation	(20,489)	8,828	(8,749)	17,927
Finance costs	17,386	7,636	43,929	23,252
Other	(2,372)	5,969	(949)	7,277
Income taxes paid	(4,992)	(2,720)	(32,396)	(8,931)
Other cash payments, including share-based compensation	(1,823)	(1,763)	(8,819)	(5,885)

Cash flows from operating activities before undernoted	124,841	64,870	304,736	208,972
Changes in non-cash working capital (note 10)	(5,722)	(3,510)	16,537	(39,146)

	119,119	61,360	321,273	169,826

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend payments	(15,847)	(14,294)	(46,057)	(42,869)
Interest paid, including interest rate swap settlements	(25,154)	(26,067)	(55,405)	(56,963)
Changes in project debt reserve accounts	(29,000)	—	(31,209)	—
Repayment of limited recourse debt	(16,677)	(15,722)	(41,517)	(23,363)
Equity contributions by non-controlling interests	—	6,000	19,200	18,400
Dividend payments to non-controlling interests	—	—	(1,250)	(750)
Proceeds from limited recourse debt	—	30,415	2,700	67,515
Proceeds on issue of shares on exercise of stock options	843	503	11,023	1,400
Repayment of finance leases, including other long term liabilities	(1,545)	(2,899)	(4,390)	(8,725)

	(87,380)	(22,064)	(146,905)	(45,355)

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment	(13,571)	(26,329)	(92,353)	(84,662)
Oil and gas assets	(4,272)	(3,694)	(21,769)	(18,830)
GeoPark repayments	—	715	7,551	5,696
Other assets	—	9,036	—	(462)
Changes in non-cash working capital related to investing activities (note 10)	1,455	(5,100)	(616)	(4,162)

	(16,388)	(25,372)	(107,187)	(102,420)

Increase in cash and cash equivalents	15,351	13,924	67,181	22,051
Cash and cash equivalents, beginning of period	245,624	177,915	193,794	169,788

Cash and cash equivalents, end of period	$260,975	$191,839	$260,975	$191,839

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2011 THIRD QUARTER REPORT	PAGE 21
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.
1.	Basis of Presentation:

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standards (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) on a basis consistent with the significant accounting policies disclosed in note 2 of the March 31, 2011 interim financial statements and therefore should be read in conjunction with the condensed consolidated interim financial statements for the period ended March 31, 2011. These condensed consolidated interim financial statements are part of the period covered by the Company’s first International Financial Reporting Standards (IFRS) consolidated financial statements for the year ending December 31, 2011 and therefore IFRS 1, First Time Adoption of IFRS has been applied. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit, Finance & Risk Committee of the Board of Directors on October 26, 2011.

The Company’s condensed consolidated interim financial statements were prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP) until December 31, 2010. The period ended March 31, 2011, with comparative results for 2010, was the Company’s first IFRS condensed consolidated interim financial statements. Canadian GAAP differs from IFRS in some areas and accordingly, the significant accounting policies applied in the preparation of these condensed consolidated interim financial statements have been consistently applied to all periods presented except in instances where IFRS 1 either requires or permits an exemption. An explanation of how the transition from Canadian GAAP to IFRS has affected the reported consolidated statements of income, comprehensive income, financial position, and cash flows of the Company for the period ended September 30, 2010 is provided in note 12. This note includes information on the provisions of IFRS 1 and the exemptions that the Company elected to apply at the date of transition, January 1, 2010, and reconciliations of equity, net income and comprehensive income for the comparative periods ended September 30, 2010. For a summary of the impact of transition from Canadian GAAP to IFRS at the date of transition, January 1, 2010, as well as for the year ended December 31, 2010, refer to note 18 of the condensed consolidated interim financial statements for the first quarter of 2011 ended March 31, 2011.

These condensed consolidated interim financial statements include the Egypt methanol facility on a consolidated basis, with the other investors’ 40% share presented as non-controlling interest and our proportionate share of the Atlas methanol facility.

2.	Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories included in cost of sales and operating expenses and depreciation and amortization for the three and nine month periods ended September 30, 2011 is $516 million (2010 — $405 million) and $1,513 million (2010 — $1,147 million), respectively.

3.	Property, plant and equipment:

	Buildings, Plant
	Installations & Machinery	Oil & Gas Properties	Other	Total

Cost at September 30, 2011	$3,179,762	$60,614	$89,290	$3,329,666
Accumulated depreciation at September 30, 2011	1,037,100	28,061	40,177	1,105,338

Net book value at September 30, 2011	$2,142,662	$32,553	$49,113	$2,224,328

Cost at December 31, 2010	$3,097,928	$54,049	$116,203	$3,268,180
Accumulated depreciation at December 31, 2010	929,079	20,092	60,433	1,009,604

Net book value at December 31, 2010	$2,168,849	$33,957	$55,770	$2,258,576

METHANEX CORPORATION 2011 THIRD QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 22

4.	Interest in Atlas joint venture:

The Company has a 63.1% joint venture interest in Atlas Methanol Company (Atlas). Atlas owns a 1.7 million tonne per year methanol production facility in Trinidad. Included in the condensed consolidated interim financial statements are the following amounts representing the Company’s proportionate interest in Atlas:

	Sep 30	Dec 31
Consolidated Statements of Financial Position	2011	2010

Cash and cash equivalents	$27,229	$10,676
Other current assets	80,286	83,795
Property, plant and equipment	276,652	276,114
Other assets	14,757	12,548
Trade, other payables and accrued liabilities	32,847	23,934
Long-term debt, including current maturities (note 5)	71,831	79,577
Finance leases and other long-term liabilities, including current maturities	49,970	52,480
Deferred income tax liabilities	19,245	18,893

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
Consolidated Statements of Income (Loss)	2011	2010	2011	2010

Revenue	$46,746	$29,204	$181,501	$124,306
Expenses	(48,047)	(28,283)	(161,226)	(117,127)

Income (loss) before income taxes	(1,301)	921	20,275	7,179
Income tax recovery (expense)	39	(558)	(3,493)	(2,383)

Net income (loss)	$(1,262)	$363	$16,782	$4,796

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
Consolidated Statements of Cash Flows	2011	2010	2011	2010

Cash flows from operating activities	$6,909	$(15,468)	$39,474	$15,144
Cash outflows from financing activities	(1,849)	(2,827)	(13,372)	(13,477)
Cash outflows from investing activities	(3,784)	(5,124)	(9,549)	(6,744)
5.	Long-term debt:

	Sep 30	Dec 31
	2011	2010

Unsecured notes
8.75% due August 15, 2012	$199,506	$199,112
6.00% due August 15, 2015	149,065	148,908

	348,571	348,020
Atlas limited recourse debt facilities	71,831	79,577
Egypt limited recourse debt facilities	469,693	499,706
Other limited recourse debt facilities	20,500	19,638

	910,595	946,941
Less current maturities	(251,106)	(49,965)

	$659,489	$896,976

METHANEX CORPORATION 2011 THIRD QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 23

5.	Long-term debt (continued):

During the three and nine month periods ended September 30, 2011, the Company made repayments on its Egypt limited recourse debt facilities of $16.1 million and $31.7 million, respectively, and other limited recourse debt facilities of $0.6 million and $1.8 million, respectively. The Company also made repayments on its Atlas limited recourse debt facilities of $8.0 million during the nine month period ended September 30, 2011.

The covenants governing the Company’s unsecured notes apply to the Company and its subsidiaries excluding the Atlas joint venture and Egypt entity (“limited recourse subsidiaries”) and include restrictions on liens and sale and lease-back transactions, or merger or consolidation with another corporation or sale of all or substantially all of the Company’s assets. The indenture also contains customary default provisions.

The Company has a $200 million unsecured revolving bank facility provided by highly rated financial institutions and this was extended in early July 2011 to May 2015. This facility contains covenant and default provisions in addition to those of the unsecured notes as described above. Significant covenants and default provisions under this facility include:

a)
the obligation to maintain an EBITDA to interest coverage ratio of greater than 2:1 and a debt to capitalization ratio of less than or equal to 50%, calculated on a four quarter trailing average basis in accordance with definitions in the credit agreement which include adjustments related to the limited recourse subsidiaries,

b)	a default if payment on any indebtedness of $10 million or more of the Company and its subsidiaries except for the limited recourse subsidiaries is accelerated by the creditor, and
c)
a default if a default occurs on any other indebtedness of $50 million or more of the Company and its subsidiaries except for the limited recourse subsidiaries that permits the creditor to demand repayment.

The Atlas and Egypt limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the Atlas joint venture and the Egypt entity, respectively. Accordingly, the lenders to the limited recourse debt facilities have no recourse to the Company or its other subsidiaries. The Atlas and Egypt limited recourse debt facilities have customary covenants and default provisions which apply only to these entities including restrictions on the incurrence of additional indebtedness and a requirement to fulfill certain conditions before the payment of cash or other distributions.

The Egypt limited recourse debt facilities required that certain conditions associated with plant construction and commissioning be met by September 30, 2011 (“project completion”). Project completion was achieved during the third quarter of 2011. In connection with achieving project completion, we agreed to a covenant to complete by March 31, 2012 certain land title registrations and related mortgages which require action by Egyptian government entities. We do not believe that the finalization of these items is material and will seek a waiver from the lenders if not completed by March 31, 2012. We cannot assure you that the land title registrations and related mortgages will be finalized by March 31, 2012 or that we would be able to obtain a waiver from the lenders.

At September 30, 2011, management believes the Company was in compliance with all of the covenants and default provisions related to long-term debt obligations.

METHANEX CORPORATION 2011 THIRD QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 24

6.	Expenses by function:

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2011	2010	2011	2010

Cost of sales	$482,365	$381,015	$1,419,117	$1,071,851
Selling and distribution	80,204	65,326	234,051	196,160
Administrative expenses	(5,273)	13,619	20,388	35,038

Total expenses by function	$557,296	$459,960	$1,673,556	$1,303,049

Cost of sales and operating expenses	$513,600	$424,969	$1,560,447	$1,197,529
Depreciation and amortization	43,696	34,991	113,109	105,520

Total expenses per Consolidated Statements of Income	$557,296	$459,960	$1,673,556	$1,303,049

Included in total expenses for the three and nine month periods ended September 30, 2011 are employee expenses, including share-based compensation expense (recovery), of $13.0 million (2010 — $32.3 million) and $87.4 million (2010 — $94.5 million), respectively.

7.	Finance costs:

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2011	2010	2011	2010

Finance costs	$17,386	$17,303	$51,159	$51,518
Less: capitalized interest related to construction of Egypt plant	—	(9,667)	(7,230)	(28,266)

	$17,386	$7,636	$43,929	$23,252

Finance costs are primarily comprised of interest on borrowings and finance lease obligations, amortization of deferred financing fees, and accretion expense associated with site restoration costs. Interest during construction of the Egypt methanol facility was capitalized until the plant was substantially completed and ready for productive use in mid-March of 2011. The Company has interest rate swap contracts on its Egypt limited recourse debt facilities to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period of September 28, 2007 to March 31, 2015. For the three and nine month periods ended September 30, 2011 interest costs of nil (2010 — $9.7 million) and $7.2 million (2010 — $28.3 million), respectively, related to this project were capitalized.

METHANEX CORPORATION 2011 THIRD QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 25

8.	Net income per common share:

Diluted net income per common share is calculated by giving effect to the potential dilution that would occur if outstanding stock options and tandem share appreciation rights (TSARs) were exercised or converted to common shares. Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income per common share, the more dilutive of cash-settled and equity-settled is used regardless of how the plan is accounted for. Accordingly, TSARs which are accounted for as cash-settled for accounting purposes will require an adjustment to the numerator and denominator if they are determined to have a dilutive effect on diluted net income per common share.

During the three and nine month periods ended September 30, 2011, the Company’s share price declined and the Company recorded a share based compensation recovery related to TSARs. For these periods, the equity-settled method has been determined to be the more dilutive for purposes of calculating diluted net income per common share.

A reconciliation of the net income used for the purpose of calculating diluted net income per common share is as follows:

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2011	2010	2011	2010

Numerator for basic net income per common share	$62,316	$28,662	$137,455	$70,511
Adjustment for the effect of TSARs:
Cash-based settlement recovery included in net income	(5,905)	—	(3,085)	3,083
Equity-based settlement expense	(575)	—	(3,751)	(3,414)

Numerator for diluted net income per common share	$55,836	$28,662	$130,619	$70,180

Stock options and TSARs are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR. A reconciliation of the number of common shares used for the purposes of calculating basic and diluted net income per common share is as follows:

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2011	2010	2011	2010

Denominator for basic net income per common share	93,202,401	92,209,089	92,954,844	92,174,766
Effect of dilutive stock options	1,234,174	1,130,233	1,416,618	1,196,598
Effect of dilutive TSARs	5,106	—	32,800	—

Denominator for diluted net income per common share [1]	94,441,681	93,339,322	94,404,262	93,371,364

[1]
3,069,219 and 4,034,139 outstanding options for the three and nine month periods ended September 30, 2011, respectively, are dilutive and have been included in the diluted weighted average number of common shares.

For the three and nine month periods ended September 30, 2011, basic and diluted net income per common share attributable to Methanex shareholders were as follows:

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2011	2010	2011	2010

Basic net income per common share	$0.67	$0.31	$1.48	$0.76
Diluted net income per common share	$0.59	$0.31	$1.38	$0.75

METHANEX CORPORATION 2011 THIRD QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 26

9.	Share-based compensation:
a)	Stock options:
(i)	Outstanding stock options:
Common shares reserved for outstanding stock options at September 30, 2011:

	Options Denominated in CAD		Options Denominated in USD
	Number of Stock	Weighted Average	Number of Stock	Weighted Average
	Options	Exercise Price	Options	Exercise Price

Outstanding at December 31, 2010	2,250	$9.56	4,574,257	$18.95
Granted	—	—	67,800	28.74
Exercised	(2,250)	9.56	(532,068)	19.18
Cancelled	—	—	(6,470)	13.40

Outstanding at June 30, 2011	—	$—	4,103,519	$19.09
Granted	—	—	—	—
Exercised	—	—	(51,480)	15.49
Cancelled	—	—	(17,900)	18.52

Outstanding at September 30, 2011	—	$—	4,034,139	$19.14

Information regarding the stock options outstanding at September 30, 2011 is as follows:

	Options Outstanding at			Options Exercisable at
	September 30, 2011			September 30, 2011
	Weighted
	Average
	Remaining	Number of Stock	Weighted	Number of Stock	Weighted
	Contractual Life	Options	Average Exercise	Options	Average
Range of Exercise Prices	(Years)	Outstanding	Price	Exercisable	Exercise Price

Options denominated in USD
$6.33 to 11.56	4.1	1,224,675	$6.55	795,070	$6.67
$17.85 to 22.52	1.3	962,550	20.46	962,550	20.46
$23.92 to 28.74	3.2	1,846,914	26.79	1,723,714	26.77

	3.0	4,034,139	$19.14	3,481,334	$20.43

(ii)	Compensation expense related to stock options:

For the three and nine month periods ended September 30, 2011, compensation expense related to stock options included in cost of sales and operating expenses was $0.2 million (2010 — $0.3 million) and $0.7 million (2010 — $1.2 million), respectively. The fair value of the stock option grant was estimated on the date of grant using the Black-Scholes option pricing model.

b)	Share appreciation rights and tandem share appreciation rights:

During 2010, the Company’s stock option plan was amended to include tandem share appreciation rights (TSARs) and a new plan was introduced for share appreciation rights (SARs). A SAR gives the holder a right to receive a cash payment equal to the amount the market price of the Company’s common shares exceeds the exercise price. A TSAR gives the holder the choice between exercising a regular stock option or surrendering the option for a cash payment equal to the amount the market price of the Company’s common shares exceeds the exercise price. All SARs and TSARs granted have a maximum term of seven years with one-third vesting each year after the date of grant.

METHANEX CORPORATION 2011 THIRD QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 27

9.	Share-based compensation (continued):
b)	Share appreciation rights and tandem share appreciation rights (continued):
(i)	Outstanding SARs and TSARs:

SARs and TSARs outstanding at September 30, 2011:

	SARs		TSARs
	Number of		Number of
	Units	Exercise Price USD	Units	Exercise Price USD

Outstanding at December 31, 2010	388,965	$25.22	735,505	$25.19
Granted	264,210	28.79	498,190	28.78
Exercised	(11,430)	25.22	(7,800)	25.22
Cancelled	(6,000)	25.22	—	—

Outstanding at June 30, 2011	635,745	$26.70	1,225,895	$26.65
Granted	10,000	25.97	—	—
Exercised	(2,600)	25.22	—	—
Cancelled	(13,298)	25.83	(6,160)	27.14

Outstanding at September 30, 2011[1]	629,847	$26.72	1,219,735	$26.65

[1]	At September 30, 2011, 347,993 SARs and TSARs were exercisable. The Company has common shares reserved for outstanding TSARs.
(ii)	Compensation expense related to SARs and TSARs:

Compensation expense for SARs and TSARs is initially measured based on their fair value and is recognized over the related service period. Changes in fair value each period are recognized in earnings for the proportion of the service that has been rendered at each reporting date. The fair value at September 30, 2011 was $5.6 million compared with the recorded liability of $4.0 million. The difference between the fair value and the recorded liability of $1.6 million will be recognized over the weighted average remaining service period of approximately 1.7 years. The weighted average fair value of the vested SARs and TSARs was estimated at September 30, 2011 using the Black-Scholes option pricing model.

For the three and nine month periods ended September 30, 2011, compensation expense related to SARs and TSARs included a recovery in cost of sales and operating expenses of $8.4 million (2010 — expense of $2.2 million) and $4.5 million (2010 — expense of $4.4 million), respectively.

c)	Deferred, restricted and performance share units:

Deferred, restricted and performance share units outstanding at September 30, 2011 are as follows:

	Number of	Number of	Number of
	Deferred Share	Restricted Share	Performance
	Units	Units	Share Units

Outstanding at December 31, 2010	557,187	46,604	1,169,617
Granted	23,287	17,100	281,470
Granted in-lieu of dividends	6,057	698	12,029
Redeemed	—	—	(343,931)
Cancelled	—	—	(14,685)

Outstanding at June 30, 2011	586,531	64,402	1,104,500
Granted	1,246	—	—
Granted in-lieu of dividends	4,755	506	8,641
Redeemed	—	—	—
Cancelled	—	—	(4,646)

Outstanding at September 30, 2011	592,532	64,908	1,108,495

METHANEX CORPORATION 2011 THIRD QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 28

9.	Share-based compensation (continued):
c)	Deferred, restricted and performance share units (continued):

Compensation expense for deferred, restricted and performance share units is measured at fair value based on the market value of the Company’s common shares and is recognized over the related service period. Changes in fair value are recognized in earnings for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at September 30, 2011 was $39.5 million compared with the recorded liability of $34.9 million. The difference between the fair value and the recorded liability of $4.6 million will be recognized over the weighted average remaining service period of approximately 1.4 years.

For the three and nine month periods ended September 30, 2011, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was a recovery of $12.2 million (2010 — expense of $6.4 million) and recovery of $4.8 million (2010 — expense of $12.4 million), respectively. This included a recovery of $13.8 million (2010 — expense of $4.6 million) and $12.1 million (2010 — expense of $4.5 million) related to the effect of the change in the Company’s share price for the three and nine month periods ended September 30, 2011 respectively.

10.	Changes in non-cash working capital:
Changes in non-cash working capital for the three and nine month periods ended September 30, 2011 were as follows:

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2011	2010	2011	2010

Decrease (increase) in non-cash working capital:
Trade and other receivables	$14,790	$(46,097)	$(16,627)	$(60,657)
Inventories	(8,379)	(18,971)	(15,472)	(14,183)
Prepaid expenses	274	(2,484)	(4,129)	3,556
Trade, other payables and accrued liabilities	(27,933)	27,816	22,990	4,372

	(21,248)	(39,736)	(13,238)	(66,912)
Adjustments for items not having a cash effect and working capital changes relating to taxes and interest paid	16,981	31,126	29,159	23,604

Changes in non-cash working capital having a cash effect	$(4,267)	$(8,610)	$15,921	$(43,308)

These changes relate to the following activities:
Operating	$(5,722)	$(3,510)	$16,537	$(39,146)
Investing	1,455	(5,100)	(616)	(4,162)

Changes in non-cash working capital	$(4,267)	$(8,610)	$15,921	$(43,308)

METHANEX CORPORATION 2011 THIRD QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 29

11.	Financial instruments:
The following table provides the carrying value of each category of financial assets and liabilities and the related balance sheet item:

	Sep 30	Dec 31
	2011	2010

Financial assets:
Financial assets at fair value through profit and loss (held for trading):
Cash and cash equivalents[1]	$260,975	$193,794
Project financing reserve accounts included in other assets[1]	43,757	12,548

Financial assets held for trading:
Derivative instruments designated as cash flow hedges[1]	420	—

Loans and receivables:
Trade and other receivables, excluding current portion of GeoPark financing	333,877	316,070
GeoPark financing, including current portion	18,320	25,868

Total financial assets[2]	$657,349	$548,280

Financial liabilities:
Other financial liabilities:
Trade, other payables and accrued liabilities	$282,029	$259,039
Long-term debt, including current portion	910,595	946,941

Financial liabilities held for trading:
Derivative instruments designated as cash flow hedges[1]	41,328	43,488

Total financial liabilities	$1,233,952	$1,249,468

[1]
Cash and cash equivalents and project financing reserve accounts are measured at fair value based on quoted prices in active markets for identical assets. The euro hedges and the Egypt interest rate swaps designated as cash flow hedges are measured at fair value based on industry accepted valuation models and inputs obtained from active markets.

[2]	The carrying amount of the financial assets represents the maximum exposure to credit risk at the respective reporting periods.

At September 30, 2011, all of the Company’s financial instruments are recorded on the balance sheet at amortized cost with the exception of cash and cash equivalents, derivative financial instruments and project financing reserve accounts included in other assets which are recorded at fair value.

The Egypt limited recourse debt facilities bear interest at LIBOR plus a spread. The Company has interest rate swap contracts to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period to March 31, 2015. The Company has designated these interest rate swaps as cash flow hedges.

These interest rate swaps had outstanding notional amounts of $367 million as at September 30, 2011. The notional amounts decrease over the expected repayment period. At September 30, 2011, these interest rate swap contracts had a negative fair value of $41.3 million (2010 — $43.5 million) recorded in other long-term liabilities. The fair value of these interest rate swap contracts will fluctuate until maturity. The Company also designates as cash flow hedges forward exchange contracts to sell euro at a fixed USD exchange rate. At September 30, 2011, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of 30.2 million euro in exchange for US dollars and these euro contracts had a positive fair value of $0.4 million recorded in trade and other receivables. Changes in fair value of derivative financial instruments designated as cash flow hedges have been recorded in other comprehensive income.

METHANEX CORPORATION 2011 THIRD QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 30

12.	Transition to International Financial Reporting Standards:

For a description of the significant IFRS accounting policies, refer to note 2 of the condensed consolidated interim financial statements for the first quarter ended March 31, 2011. Those IFRS accounting policies have been applied in preparing the condensed consolidated interim financial statements for the three and nine month periods ended September 30, 2011, the comparative information presented in these interim financial statements for the three and nine month periods ended September 30, 2010, the year ended December 31, 2010 and in the preparation of an opening IFRS statement of financial position at January 1, 2010, the Company’s date of transition. An explanation of the IFRS 1 exemptions and the required reconciliations between IFRS and Canadian GAAP are described below:

IFRS 1 First-Time Adoption of International Financial Reporting Standards

In preparing these condensed consolidated interim financial statements, the Company has applied IFRS 1, First-time Adoption of International Financial Reporting Standards, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 gives entities adopting IFRS for the first time a number of optional and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. The following are the optional exemptions available under IFRS 1 that the Company has elected to apply:

Business combinations

The Company has elected to apply IFRS 3, Business Combinations, prospectively to business combinations that occur after the date of transition. The Company has elected this exemption under IFRS 1, which removes the requirement to retrospectively restate all business combinations prior to the date of transition to IFRS.

Employee benefits

The Company has elected to recognize all cumulative actuarial gains and losses on defined benefit pension plans existing at the date of transition immediately into retained earnings, rather than continuing to defer and amortize into the results of operations. Refer to note 18 (b) of the March 31, 2011 condensed consolidated interim financial statements for the impact on transition to IFRS.

Fair value or revaluation as deemed cost

The Company has used the amount determined under a previous GAAP revaluation as the deemed cost for certain assets. The Company elected the exemption for certain assets which were written down under Canadian GAAP, as the revaluation was broadly comparable to fair value under IFRS. The carrying value of those assets on transition to IFRS is therefore, consistent with the Canadian GAAP carrying value on the transition date.

Share-based payments

The Company elected to not apply IFRS 2, Share-based Payments, to equity instruments granted before November 7, 2002 and those granted but fully vested before the date of transition to IFRS. As a result, the Company has applied IFRS 2 for stock options granted after November 7, 2002 that were not fully vested at January 1, 2010.

Site restoration costs

The Company has elected to apply the IFRS 1 exemption whereby it has measured the site restoration costs at January 1, 2010 in accordance with the requirements in IAS 37, Provisions, by estimating the amount that would have been in property, plant and equipment when the liabilities first arose, and discounted the transition date liability to that date using the best estimate of the historical risk-free discount rate.

Oil and Gas Properties
The Company has elected to carry forward the Canadian GAAP full cost method of accounting oil and gas asset carrying value as of January 1, 2010 as the balance on transition to IFRS.

METHANEX CORPORATION 2011 THIRD QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 31

12.	Transition to International Financial Reporting Standards (continued):

Reconciliations between IFRS and Canadian GAAP

IFRS 1 requires an entity to reconcile equity, comprehensive income and cash flows for comparative periods. The Company’s adoption of IFRS did not have a significant impact on total operating, investing or financing cash flows in the prior periods. However, it did result in some presentation changes. Under Canadian GAAP, interest paid included in profit and loss was classified as operating activities and capitalized interest was classified as investing activities. Under IFRS, interest paid, including capitalized interest, is classified as financing activities. There were no other significant adjustments to the statement of cash flows. In preparing these condensed consolidated interim financial statements, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP. An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s statements of financial position, income, and comprehensive income is provided below:

Reconciliation of Assets, Liabilities and Equity

The below table provides a summary of the adjustments to the Company’s statement of financial position at September 30, 2010. For a summary of the adjustments to the Company’s statement of financial position at January 1, 2010 and December 31, 2010, refer to note 18 of the condensed consolidated interim financial statements for the first quarter ended March 31, 2011.

Sep 30
2010

Total assets per Canadian GAAP	$3,017,305
Leases (a)	56,643
Employee benefits (b)	(9,765)
Site restoration costs (c)	1,257
Borrowing costs (d)	23,950

Total assets per IFRS	$3,089,390

Total liabilities per Canadian GAAP	$1,764,983
Leases (a)	70,094
Employee benefits (b)	5,857
Site restoration costs (c)	4,912
Borrowing costs (d)	9,580
Uncertain tax positions (e)	6,430
Share-based payments (f)	4,788
Deferred tax impact and other adjustments (g)	(9,917)
Reclassification of non-controlling interests (h)	(147,430)

Total liabilities per IFRS	$1,709,297

Total equity per Canadian GAAP	$1,252,322
Leases (a)	(13,451)
Employee benefits (b)	(15,622)
Site restoration costs (c)	(3,655)
Borrowing costs (d)	14,370
Uncertain tax positions (e)	(6,430)
Share-based payments (f)	(4,788)
Deferred tax impact and other adjustments (g)	9,917
Reclassification of non-controlling interests (h)	147,430

Total equity per IFRS	$1,380,093

Total liabilities and equity per IFRS	$3,089,390

METHANEX CORPORATION 2011 THIRD QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 32

12.	Transition to International Financial Reporting Standards (continued):

Reconciliation of Net Income

The below table provides a summary of the adjustments to net income for the three and nine month periods ended September 30, 2010. For a summary of the adjustments to net income for the year ended December 31, 2010, refer to note 18 of the condensed consolidated interim financial statements for the first quarter of 2011 ended March 31, 2011.

	Three months ended	Nine months ended
	Sep 30 2010	Sep 30 2010

Net income per Canadian GAAP	$32,810	$73,866
Leases (a)	(439)	(305)
Employee benefits (b)	(149)	1,027
Site restoration costs (c)	(27)	(41)
Uncertain tax positions (e)	(879)	(1,065)
Share based payments (f)	(1,914)	(3,899)
Deferred tax impact and other adjustments (g)	919	1,055
Investment in associates (i)	(1,659)	(127)

Total adjustments	(4,148)	(3,355)

Net income per IFRS attributable to Methanex Corporation shareholders	$28,662	$70,511
Net loss per IFRS attributable to non-controlling interests	(401)	(1,791)

Total net income	$28,261	$68,720

Reconciliation of Comprehensive Income

The below table provides a summary of the adjustments to comprehensive income for the three and nine month periods ended September 30, 2010. For a summary of the adjustments to comprehensive income for the year ended December 31, 2010, refer to note 18 of the condensed consolidated interim financial statements for the first quarter of 2011 ended March 31, 2011.

	Three months ended	Nine months ended
	Sep 30 2010	Sep 30 2010

Comprehensive income per Canadian GAAP	$26,108	$55,901
IFRS/CDN GAAP differences to net income (see table above)	(4,148)	(3,355)
Borrowing costs transferred to property, plant and equipment (d)	4,906	9,409

Comprehensive income per IFRS attributable to Methanex Corporation shareholders	$26,866	$61,955
Comprehensive loss per IFRS attributable to non-controlling interests	(1,597)	(7,492)

Total comprehensive income	$25,269	$54,463

METHANEX CORPORATION 2011 THIRD QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 33

12.	Transition to International Financial Reporting Standards (continued):
The items noted above in the reconciliations of the statement of financial position, income and comprehensive income from Canadian GAAP to IFRS are described below:
a)	Leases:

Canadian GAAP requires an arrangement that at its inception can be fulfilled only through the use of a specific asset or assets, and which conveys a right to use that asset, may be a lease or contain a lease, and therefore should be accounted for as a lease, regardless of whether it takes the legal form of a lease, and therefore should be recorded as an asset with a corresponding liability. However, Canadian GAAP has grandfathering provisions that exempts contracts entered into before 2004 from these requirements.

IFRS has similar accounting requirements as Canadian GAAP for lease-like arrangements, with IFRS requiring full retrospective application. The Company has long-term oxygen supply contracts for its Atlas and Titan methanol plants in Trinidad, executed prior to 2004, which are regarded as finance leases under these standards. Accordingly, the oxygen supply contracts are required to be accounted for as finance leases from original inception of the lease. The Company measured the value of these finance leases and applied finance lease accounting retrospectively from inception to determine the IFRS impact. As at September 30, 2010 this results in an increase to property, plant and equipment of $56.6 million and other long-term liabilities of $70.1 million with a corresponding decrease to retained earnings of $13.5 million.

In comparison to Canadian GAAP, for the three and nine month periods ended September 30, 2010, this accounting treatment resulted in lower cost of sales and operating costs, higher finance costs and higher depreciation and amortization charges, with no significant impact to net earnings.

b)	Employee benefits:

The Company elected the IFRS 1 exemption to recognize all cumulative actuarial gains and losses on defined benefit pension plans existing at the date of transition immediately in retained earnings. As at September 30, 2010 this results in a decrease to retained earnings of $15.6 million, a decrease to other assets of $9.8 million and an increase to other long-term liabilities of $5.8 million.

In comparison to Canadian GAAP, net earnings for the nine month period ended September 30, 2010, increased by approximately $1.0 million as a result of lower pension expense due to immediate recognition to retained earnings of these actuarial losses on transition to IFRS.

c)	Site restoration costs:

Under IFRS, the Company recognizes a liability to dismantle and remove assets or to restore a site upon which the assets are located. The Company is required to determine a best estimate of site restoration costs for all sites whereas under Canadian GAAP site restoration costs were not recognized with respect to assets with indefinite or indeterminate lives. In addition, under IFRS a change in market-based discount rate will result in a change in the measurement of the provision. As at September 30, 2010, adjustments to the financial statements to recognize site restorations costs are recognized as an increase to other long-term liabilities of approximately $4.9 million and an increase to property, plant and equipment of approximately $1.3 million, with the balancing amount recorded as a decrease to retained earnings to reflect the depreciation expense and interest accretion since the date the liabilities first arose. In comparison to Canadian GAAP for the three and nine month periods ended September 30, 2010, there was no significant impact to net earnings.

d)	Borrowing costs:

IAS 23 prescribes the accounting treatment and eligibility of borrowing costs. The Company has entered into interest rate swap contracts to hedge the variability in LIBOR-based interest payments on its Egypt limited recourse debt facilities. Under Canadian GAAP, cash settlements for these swaps during construction are recorded in accumulated other comprehensive income for the Company’s 60% portion and 40% is recorded in non-controlling interest. Under IFRS, the cash settlements during construction are recorded to property, plant and equipment. Accordingly, there is an increase to property, plant and equipment of approximately $24.0 million at September 30, 2010. The increase to property, plant and equipment is offset by an increase to accumulated other comprehensive income of approximately $14.4 million and an increase in non-controlling interest of approximately $9.6 million at September 30, 2010, with no impact on net earnings.

METHANEX CORPORATION 2011 THIRD QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 34

12.	Transition to International Financial Reporting Standards (continued):
e)	Uncertain tax positions:

IAS 12 prescribes recognition and measurement criteria of a tax position taken or expected to be taken in a tax return. As at September 30, 2010, this resulted in an increase to income tax liabilities and a decrease to retained earnings of approximately $6.4 million in comparison to Canadian GAAP. For the three and nine month periods ended September 30, 2010 this has resulted in a decrease in net earnings of $0.9 million and $1.1 million, respectively, with a corresponding increase to income tax liabilities.

f)	Share-based payments:

During 2010, the Company made its first grant of SARs and TSARs in connection with the employee long-term incentive compensation plan.

Under Canadian GAAP, both SARs and TSARs are accounted for using the intrinsic value method. The intrinsic value related to SARs and TSARs is measured by the amount the market price of the Company’s common shares exceeds the exercise price of a unit. Changes in intrinsic value each period are recognized in earnings for the proportion of the service that has been rendered at each reporting date. Under IFRS, SARs and TSARs are required to be accounted for using a fair value method. The fair value related to SARs and TSARs is estimated using an option pricing model. Changes in fair value estimated using an option pricing model each period are recognized in earnings for the proportion of the service that has been rendered at each reporting date.

The fair value estimated using an option pricing model will be higher than the intrinsic value due to the time value included in the estimated fair value. Accordingly, it is expected that the difference between the accounting expense under IFRS compared with Canadian GAAP would be higher near the beginning of the life of a SAR or TSAR with this difference narrowing as time passes and with total accounting expense ultimately being the same on the date of exercise.

The difference in the fair value method under IFRS compared with the intrinsic value method under Canadian GAAP, has resulted in a decrease to net earnings of approximately $1.9 million and $3.9 million for the three and nine month periods ended September 30, 2010, respectively. The difference in the fair value method under IFRS compared with the intrinsic value method under Canadian GAAP resulted in an increase to other long-term liabilities of approximately $4.8 million and corresponding decrease to shareholders’ equity as at September 30, 2010.

g)	Deferred tax impact and other adjustments:

This adjustment primarily represents the income tax effect of the adjustments related to accounting differences between Canadian GAAP and IFRS. As at September 30, 2010, this has resulted in a decrease to deferred tax liabilities and increase to retained earnings of approximately $9.9 million. For the three and nine month periods ended September 30, 2010, this has resulted in an increase in net earnings of $0.9 million and $1.1 million respectively.

h)	Reclassification of non-controlling interests from liabilities:

The Company has a 60% interest in EMethanex, the Egyptian company through which it has developed the Egyptian methanol project. The Company accounts for this investment using consolidation accounting which results in 100% of the assets and liabilities of EMethanex being included in the financial statements. The other investors’ interest in the project is presented as “non-controlling interests”. Under Canadian GAAP, the non-controlling interests is classified as a liability whereas under IFRS the non-controlling interests is classified as equity, but presented separately from the parent’s shareholder equity. This reclassification results in a decrease to liabilities and an increase in equity of approximately $147.4 million as at September 30, 2010.

i)	Investment in associates:

In 2010, the Company had a 20% equity interest in a DME production facility in China. The Company also had a methanol sales agreement to supply methanol to this facility and these adjustments represent the difference between Canadian GAAP and IFRS in the timing of recognition of earnings associated with methanol sales to the equity investment.

METHANEX CORPORATION 2011 THIRD QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 35

Methanex Corporation
Quarterly History (unaudited)

	YTD
	2011	Q3 2011	Q2 2011	Q1 2011	2010[3]	Q4	Q3	Q2	Q1	2009[3]	Q4	Q3	Q2	Q1

METHANOL SALES VOLUMES (thousands of tonnes)

Company produced	2,801	983	970	848	3,540	831	885	900	924	3,764	880	943	941	1,000
Purchased methanol	2,171	672	664	835	2,880	806	792	678	604	1,546	467	480	329	270
Commission sales [1]	638	235	231	172	509	151	101	107	150	638	152	194	161	131

	5,610	1,890	1,865	1,855	6,929	1,788	1,778	1,685	1,678	5,948	1,499	1,617	1,431	1,401

METHANOL PRODUCTION (thousands of tonnes)

Chile	441	116	142	183	935	208	194	229	304	942	265	197	252	228
Titan, Trinidad	531	224	186	121	891	233	217	224	217	764	188	188	165	223
Atlas, Trinidad (63.1%)	696	170	263	263	884	266	284	96	238	1,015	279	257	275	204
New Zealand	619	209	207	203	830	206	200	216	208	822	223	202	203	194
Medicine Hat	199	125	74	—	—	—	—	—	—	—	—	—	—	—
Egypt (60%)	400	191	178	31	—	—	—	—	—	—	—	—	—	—

	2,886	1,035	1,050	801	3,540	913	895	765	967	3,543	955	844	895	849

AVERAGE REALIZED METHANOL PRICE [2]

($/tonne)	365	377	363	367	306	348	286	284	305	225	282	222	192	199
($/gallon)	1.10	1.13	1.09	1.10	0.92	1.05	0.86	0.85	0.92	0.68	0.85	0.67	0.58	0.60

PER SHARE INFORMATION[4] ($ per share)

Basic net income (loss)	1.48	0.67	0.44	0.37	1.05	0.29	0.31	0.16	0.29	0.01	0.28	(0.01)	(0.06)	(0.20)
Diluted net income (loss)	1.38	0.59	0.43	0.37	1.04	0.29	0.31	0.15	0.29	0.01	0.28	(0.01)	(0.06)	(0.20)

[1]	Commission sales represent volumes marketed on a commission basis related to the 36.9% of the Atlas methanol facility and 40% of the Egypt methanol facility that we do not own.

[2]
Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, divided by the total sales volumes of produced and purchased methanol.

[3]
The 2010 figures and related quarterly information are reported in accordance with IFRS as the company’s date of transition from Canadian GAAP to IFRS was January 1, 2010. These figures have not been previously disclosed. The 2009 figures and related quarterly data are reported in accordance with Canadian GAAP, and have not been restated in accordance with IFRS.

[4]	Per share information calculated using net income attributable to Methanex shareholders.

METHANEX CORPORATION 2011 THIRD QUARTER REPORT	PAGE 36
QUARTERLY HISTORY

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: October 26, 2011	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary